Portions of this Exhibit have been omitted pursuant to a request for confidential treatment. The omitted portions, marked by [****], have been separately filed with the Commission.

                                    AGREEMENT


     THIS AGREEMENT, dated as of July 1, 1996 (the "Agreement"), is entered into between PHARMAVENE, INC., a Delaware corporation ("Pharmavene"), having its principal place of business at 1550 East Gude Drive, Rockville, MD 20850, and Athena Neurosciences, Inc., a wholly owned subsidiary of Elan Corporation plc ("Athena"), having its principal place of business at 800 Gateway Boulevard, South San Francisco, CA 94080.

                                    RECITALS

     A. Pharmavene is the owner or exclusive licensee of certain Patent Rights and Trademark Rights (each as defined in Exhibit A attached) and Know-How relating to extended release dosage forms of carbamazepine based on such Patent Rights and/or Know-How (hereinafter defined as "Product"), a compound which may have utility in the treatment of human diseases, including epilepsy. "Know-How" shall mean all data, formulas, process information or other information relating to extended release dosage forms of carbamazepine owned by Pharmavene on the date of this Agreement or to which Pharmavene has a transferable right on such date. Pharmavene intends to pursue approval for marketing of Product by the U.S. Food and Drug Administration ("FDA"), under Section 505(b)(2) New Drug Application ("NDA") for Product.

     B. Athena, an Affiliate of Elan Corporation plc, is a pharmaceutical company with expertise in biopharmaceutics, and wishes to obtain for itself and its Affiliates, as hereinafter defined, the exclusive manufacturing, marketing, sales and distribution rights to Product worldwide (the "Territory").

     C. Athena and Pharmavene each desire to enter into this exclusive arrangement for the commercial manufacture, marketing and distribution of Product upon the terms and conditions set out below.

     D. The foregoing recitals are hereby included in and made a part of the Agreement which follows.

                                    AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants set forth below, the parties hereby agree as follows:

     1. REGULATORY APPROVAL. (a) Pursuant to the development plan and budget approved by the Committee (defined below), Pharmavene shall use its commercially reasonable efforts to continue the development and seek and pursue FDA approval of Product as soon as is reasonably possible. Pharmavene will provide such information to Athena, at the Committee and Project Review Meetings (each as defined below), as it may reasonably require in order to plan, monitor and approve such further development and the strategy for obtaining regulatory approval. In addition, Pharmavene shall provide Athena with reasonable access to Pharmavene's records with respect to Product at reasonable times and on reasonable notice.

     (b) Upon the earlier of Approval (as hereinafter defined) of Product by the FDA or the date on which Athena assumes full and direct responsibility for the supply of Product, but in no event later than the expiration of the Contracts (as hereinafter defined in Section 4) Pharmavene will transfer to Athena the NDA. Until that transfer occurs, Pharmavene, and thereafter, Athena, will be responsible for compliance with all statutory and regulatory obligations applicable to the holder of an NDA.

The information marked by [***] has been omitted pursuant to a request for confidential treatment. The omitted portion has been separately filed with the Commission.

     2.   PHARMAVENE FUTURE DEVELOPMENT COST RECOVERY:

     (a) From the date of this Agreement, Athena shall provide (either alone, or with partners or other collaborators) all further funding necessary to carry out the development efforts approved by the Committee, as defined below, including work (if any) to be performed at Pharmavene. Athena hereby approves in advance an amount not to exceed [****] to cover the agreed upon cost of funding Pharmavene's development efforts for the first four (4) months of this Agreement.

     (b) STEERING COMMITTEE. The progress of the U.S. regulatory approval of Product shall be monitored by a steering committee (the "Committee") as follows:

          (i) The Committee shall consist of four (4) individuals, two of whom shall be appointed (and replaced, as necessary) by each party. Meetings of the Committee shall be held periodically at a mutually acceptable location. The Committee shall dissolve upon the final Approval by the FDA of Product for marketing in the United States or at such later date as agreed upon by the parties. Athena shall pay the reasonable out-of-pocket expenses of all Committee members in attending Committee meetings. Before each meeting of the Committee, each party shall provide to the Committee a confidential written report summarizing its best current estimates of its expenditures and work performed in connection with the collaboration during the period. The Committee shall exercise reasonable business judgment in the pursuit of its activities, and may take action only upon the affirmative vote of at least three of its members. The duties of the Committee shall include approving and amending, as needed, a development plan and budget for obtaining FDA approval of Product (the "Plan"). The Plan shall include scientific, regulatory and business milestones, an internal and external budget and other resources to be devoted to the approval effort. At least thirty (30) days in advance of the end of the initial budget period set forth in Section 2(a) budgets shall be approved for six (6) month periods and updated quarterly. In the event of a disagreement the matter shall be referred to the President of each party for resolution.

     (c) Funding for work (if any) performed at Pharmavene after the date of this Agreement shall include all direct costs and a reasonable allocation of Pharmavene's overhead. Pharmavene will allocate overhead to all projects in a percentage equal to a particular project's labor divided by the total labor of all projects multiplied by the total for all laboratory overhead and general and
administrative expenses.   Any such charges will be billed monthly and will be
payable within thirty (30) days of receipt of Pharmavene's invoice by Athena. Prior to and following FDA approval, Athena shall also use its commercially reasonable efforts to develop and seek regulatory approvals to enable Product to be commercialized in countries in the Territory outside the United States, as provided in Section 8 below.

     (d) The Committee will not be required to review or approve issues of manufacturing process optimization or other development issues, except to the extent the Approval of the NDA would be affected; provided however, the parties will establish a rolling six (6) month budget with respect to such work (if any) to be performed by Pharmavene and funded by Athena.

     3.   GRANTS.

     (a) Subject to Section 4, Pharmavene hereby grants to Athena and Athena hereby accepts from Pharmavene a sole and exclusive royalty-bearing right and license under Patent Rights, and related Know-How to make, have made, use and sell or have sold on its behalf Product in the Territory, including the right to sublicense third parties (except in the United States), with the approval of Pharmavene, which approval shall not be unreasonably withheld.

Athena shall have the right to extend such license to its Affiliates who shall be bound by the terms and conditions of this Agreement. The term "Affiliate" as applied to Athena shall mean any company or other legal entity other than Athena, in whatever country organized, controlling or controlled by Athena or under common control with Athena. The term "control" means possession of the power to direct or cause the direction of the management and policies whether through the ownership of voting securities, by contract or otherwise.
Affiliates shall not be deemed sublicensees and Athena shall guarantee the performance of its Affiliates hereunder.

     (b) Athena agrees to forward to Pharmavene a copy of any and all fully executed sublicense agreements for Product. In the event of a sublicense, the sublicensee shall be bound by all applicable terms and conditions of this Agreement and Athena shall use reasonable efforts to enforce all such obligations, including payments and reports due from such sublicensee.

     (c) If either party's tests, experiments and evaluation under this Agreement result in an invention, discovery, improvement or other technology necessary or useful to make, use or sell Product, whether patentable or not, and including without limitation additional formulations or dosage strengths of Product (an "Improvement"), ownership of such Improvement shall be determined according to applicable patent law. If Pharmavene owns any rights in an Improvement, it shall license its interest to Athena as additional Patent Rights or Know-How, without additional cost or royalty beyond that provided herein. This provision shall survive termination of this Agreement. Each party shall promptly disclose to the other all Improvements.

     (d) Athena shall have ninety (90) days from the date of this Agreement, in its sole discretion, to determine whether it wishes to use the Trademark Rights in its launch of the Product, in which case Pharmavene shall license such Trademark Rights to Athena and Athena shall use such Trademark Rights with Product. Such license shall be perpetual, exclusive, and paid-up. In the event Athena elects not to use the Trademark Rights, such rights shall remain with Pharmavene and shall not be licensed hereunder.

     4. MANUFACTURING. Upon Approval of the Product, Pharmavene shall, for the duration of its current agreements with its suppliers (the "Contracts") provide or arrange for the supply of Athena's requirements for Product in the Territory. After the contracts expire or are terminated Athena will manufacture or arrange for the manufacture of Product. The price Athena shall pay for Product under the Contracts shall be the prices set forth in the Contracts (including, but not limited to contracts for raw materials, processing, encapsulation and packaging) and Pharmavene's direct manufacturing costs (if any) and a reasonable allocation of Pharmavene's overhead as described in Paragraph 2(c). At Athena's cost, approved in advance under Section 2(d) above, (with such approval not to be unreasonably withheld) Pharmavene will continue to provide quality assurance/quality control under the Contracts. Any such charges described herein will be billed monthly and will be payable within thirty (30) days of receipt of Pharmavene's invoice by Athena. Thereafter (or earlier, if termination of one or more of the Contracts can be accomplished by Athena, in its sole discretion, but with no out-of-pocket cost to Pharmavene), Athena shall have the exclusive right and obligation to manufacture or cause to be manufactured the Product in one or more cGMP facilities, in compliance with the approved NDA and all applicable laws and regulations, including, without limitation, then current FDA regulations as are in effect from time to time. Athena also shall have the right, at any time, subject to compliance with applicable laws and regulations and subject to termination, assumption or renegotiation of any of the Contracts, to have the manufacture of Product transferred to one or more facilities of Athena and Pharmavene shall provide reasonable cooperation, subject to Athena paying Pharmavene's reasonable out-of-pocket expenses actually incurred at Athena's request.

The information marked by [***] has been omitted pursuant to a request for confidential treatment. The omitted portion has been separately filed with the Commission.

     5. MARKETING AND DISTRIBUTION. Subject to Section 8, Athena shall use its commercially reasonable efforts to market, sell and distribute, or cause to be marketed, sold and distributed Product in each country of the Territory in
which regulatory approval is obtained.   All marketing, sale and distribution of
Product in any country shall comply with applicable laws, rules and regulations, including but not limited to those pertaining to the packaging, labeling and distribution of pharmaceutical products which are applicable to Product.

     6. COMPENSATION. As compensation to Pharmavene under this Agreement, the following payments shall be made:

          (a) Within ten (10) days of the execution of this Agreement, Athena shall pay to Pharmavene Two Million Dollars ($2,000,000) which payment shall neither be refundable nor creditable.

          (b)  For the purposes of this Agreement, "Approval" shall mean both
(i) the final approval of the NDA by the FDA for immediate marketing of the Product in the U.S., and (ii) the absence of any finding, ruling, order, injunction or judgment granting exclusivity for Tegretol XR pursuant to the regulations of FDA, or actual or threatened proceeding or claim seeking the same. Within [***] of the Approval of the NDA for Product, Athena shall pay Pharmavene the following amounts unless an action or proceeding is pending or threatened against the FDA for its denial of exclusivity for Tegretol XR or against Athena or Pharmavene asserting the exclusivity of Tegretol XR; provided however, in that event the milestone payment will be due within fourteen (14) days of the entry of a final, nonappealable court order affirming FDA's denial of exclusivity for Tegretol XR:
          [****]

The information marked by [***] has been omitted pursuant to a request for confidential treatment. The omitted portion has been separately filed with the Commission.

[****] of any such payment shall be creditable against all royalties payable under this Agreement including royalties paid to Pharmavene on Net Revenues received by Athena from Sublicensees as follows: Following the third full calendar year after first commercial sale of a Product, a maximum of [****] per year, including carryover from a prior year, may be credited against such royalties payable in each of the next five (5) calendar years, with any carry-forward remaining to be deducted from royalties payable in the sixth calendar year or calendar years thereafter until the full Remaining Payment has been credited.

          (c) Athena shall pay to Pharmavene a royalty on the Net Sales of Products and on the Net Sales of any other oral, coated bead/pellet, twice daily extended release dosage form of carbamazapine hereafter acquired or developed by Athena or any Affiliate of Athena ("Other Products") which are sold by Athena and its Affiliates as follows: During the first [****] following first commercial sale, the royalty shall be [****]. During each twelve-month period thereafter the royalty shall be [****] of Net Sales. In addition, Athena shall pay to Pharmavene a royalty of [****] Net Revenues received from sublicenses. Notwithstanding termination of this Agreement in a country(ies), royalties on Net Sales of Product [****] shall be paid at the operative rate for Net Sales of Product in each country of the world for so long as this Agreement remains in effect in any country of the world. Neither Affiliates nor distributors shall be deemed sublicensees under this Agreement. "Net Revenues" shall mean all sublicense fees and milestone, royalty or other payments (other than amounts representing the fair market value of any equity investments, or research or development funding) actually received by Athena from any third party to commercially market Products [****] in any country. [****]

     All such payments shall be accompanied by a written report in reasonable detail, showing the calculation by which the payment amounts were determined. "Net Sales" shall mean all amounts actually received from the sale of Product or Other Products by Athena or its Affiliates, whether marketed as CARBATROL
- -TM- or under another trademark or trade name, less actual credits, discounts, rebates and allowances allowed and taken, freight and insurance costs incurred in transporting the Product; and sales, use, excise, value added and similar taxes (but not including income, gross receipts or similar taxes), customs duties, tariffs and any other governmental charges incurred; provided, however, that a sale or transfer to any Affiliate for resale shall not be considered a sale for purposes of this provision, but the resale by such Affiliate shall be a sale for these purposes.

          (d) In each year the amount of royalty due shall be calculated quarterly as of March 31, June 30, September 30 and December 31 (each as being the last day of an "Accounting Period") and shall be paid quarterly within the sixty (60) days next following such date, every such payment shall be supported by a written accounting and shall be made in United States currency. Whenever for the purpose of calculating royalties conversion from any foreign currency shall be required, such conversion shall be at the rate of exchange thereafter published in the Wall Street Journal for the last business day of the applicable Accounting Period.

          (e) If the transfer of or the conversion into the United States Dollar equivalent of any remittance due hereunder is not lawful or possible in any country, such remittance shall be made by the deposit thereof in the currency of the country to the credit and account of Pharmavene or its nominee in any commercial bank or trust company located in that country, prompt notice of which shall be given to Pharmavene. Pharmavene shall be advised in writing in advance by Athena and provide to Athena a nominee, if so desired.

          (f) Any tax required to be withheld by Athena under the laws of any foreign country for the account of Pharmavene shall be promptly paid by Athena for and on behalf of Pharmavene to the appropriate governmental authority, and Athena shall furnish Pharmavene with proof of payment of such tax. Any such tax actually paid on Pharmavene's behalf shall be deducted from royalty payments due Pharmavene.

          (g) Only one royalty shall be due and payable for the manufacture, use and sale of a Product irrespective of the number of patents or claims thereof which cover the manufacture, use and sale of such Product.

          (h) Athena or its designated Affiliate shall have the right to purchase the lesser of (i) ten percent (10%) of the common stock of Pharmavene offered in Pharmavene's Initial Public Offering ("IPO") or (ii) three million dollars ($3,000,000) of such stock at the IPO price.

     7. PROJECT REVIEW MEETINGS: (a) The progress of the development and regulatory approval of Product, after Approval of the NDA, shall be monitored by the parties through regular meetings between them ("Project Review Meetings"). Such meetings will take place semi-annually or at such other times as may be mutually agreed upon. The purposes of the Project Review Meetings are for the parties to exchange information and review Athena's marketing efforts. The Project Review Meetings shall continue for one year after Approval of Product to, among other things, facilitate communication between the parties.

          (b) Following one year after Approval of Product in the United States, Athena shall provide Pharmavene with detailed semi-annual reports of its development, manufacturing, marketing and distribution activities under this Agreement, including, but not limited to, plans in those countries where it is not yet marketing Product. Athena shall also provide such other

The information marked by [***] has been omitted pursuant to a request for confidential treatment. The omitted portion has been separately filed with the Commission.

written and oral summary reports as Pharmavene shall reasonably request and shall meet with Pharmavene, if requested, to review and discuss these reports.

     8. DUE DILIGENCE. Athena shall use its commercially reasonable efforts to have approved, manufacture, market, distribute and sell Product in the Territory.

     [****]

     (b) The grant-back of rights to Pharmavene hereunder will include transfer of the registration (NDA equivalent), any associated clinical data and any Know-How originally transferred to Athena by Pharmavene. Improvements made by Athena on any Product will not be granted back to Pharmavene.

     (c) Subject to Section 9(b) below, in the event Athena fails to meet its obligations hereunder in a country with reasonable commercial potential outside of the Major Markets or the other European Union countries, or notifies Pharmavene that it does not intend to market in any such country, Pharmavene shall have the option to terminate the licenses and rights in this Agreement to the extent applicable to such country; provided that prior to exercising this option Pharmavene will notify Athena and provide Athena with a reasonable opportunity to discuss the matter with Pharmavene. Pharmavene shall be notified promptly if Athena does not intend to market in any such country. In the event of termination all rights and licenses shall revert to Pharmavene, in the Territory or in a country, as the case may be, including any NDA-equivalent registrations for Product.

     9. TERM AND TERMINATION; DEFAULT. [****] Thereafter, Athena shall have a fully paid up, perpetual, non-exclusive license in such country.

The information marked by [***] has been omitted pursuant to a request for confidential treament. The omitted portion has been separately filed with the Commission.

          (a) Athena may terminate this Agreement for any country in all or any part of the Territory at any time (except the United States where Athena may only terminate under this paragraph on or after [****] in its sole discretion, upon ninety (90) days' prior written notice to Pharmavene. Such termination shall not affect any rights or obligations accrued as of the date of such termination, or any other country in the Territory. In the event of termination by Athena under this subparagraph, all rights and licenses, and the license and right to manufacture, market, sell and distribute Product in that country only shall revert to and be owned exclusively by Pharmavene and Pharmavene shall be licensed all as set forth in Section 8, except that Athena shall be entitled to market and distribute any inventory then on hand or committed for manufacture; and shall make any payments based on Net Sales and Net Revenue as calculated above. In addition, if it has undertaken sole manufacture as of the date of such termination, Athena will use commercially reasonable efforts to continue to supply Product to Pharmavene for a transition period of up to [****] months at Athena's fully allocated cost for Product, including a reasonable allocation of overhead. Pharmavene will use its commercially reasonable efforts to establish an alternate source of supply as soon as possible.

          (b) Except as specifically provided in Section 8 above, with respect to due diligence, either party may terminate this Agreement upon the breach of any material provision of this Agreement by the other, if the defaulting party has not cured such breach within ninety (90) days after written notice thereof by the non-defaulting party. In the event of termination by Pharmavene under this subparagraph, Athena shall be entitled to market and distribute any inventory then on hand or committed for manufacture; and shall make any payments based on Net Sales or Net Revenues as calculated above.

     10. CONTROL OF PATENTS AND TRADEMARKS. During the term of this Agreement, Pharmavene shall have responsibility for and shall control and use commercially reasonable efforts to pursue, and Athena shall be responsible for payment of reasonable expenses of, the preparation, filing, prosecution and maintenance of all its patents, trademarks and related rights pertaining to Product Patent Rights, and shall consult with and consider the reasonable requests of Athena in connection therewith. With respect to any Patent Rights, each patent application (including continuations, continuations-in-part, and divisionals), office action, response to office action, request for terminal disclaimer, and request for reissue or reexamination of any patent issuing from such application shall be provided to Athena sufficiently prior to the filing of such application, response or request to allow for review and comment by Athena. Pharmavene shall have the right to take any action that in its judgment is necessary to preserve such Patent Rights.

     (a) If Athena does not elect to use the trademark CARBATROL -TM- with Product as set forth in Section 3(d), Athena will adopt a new trademark for Product and such trademark will belong exclusively to Athena. Pharmavene will have no rights under any circumstances in such trademark. To the extent Athena is licensed under Trademark Rights, Athena will seek registration of the CARBATROL -TM- trademark used for Product in the Territory where not registered, and in such case shall own and control all right, title and interest in any such trademark. Such ownership and control of any trademark owned by Athena shall survive full or partial termination of this Agreement for any reason, at which time neither party shall have any right, title or interest, express or implied, in the other's trademarks.

          (b) If Athena or Pharmavene has actual notice of infringement or possible infringement of the Patent Rights, the parties shall notify each other and confer to determine in good faith an appropriate course of action to enforce the Patent Rights or otherwise abate the infringement thereof.

          Athena, at its sole expense shall initially have the right to (i) determine and take or refrain from taking appropriate action to enforce the Patent Rights, (ii) initiate and control any litigation or other enforcement action, and (iii) enter into, or permit, the settlement of any such litigation or other enforcement action regarding the Patent Rights, and shall consider, in good faith, the interests of Pharmavene in so doing; provided that no settlement which adversely affects Patent Rights shall be entered into without Pharmavene's consent (not to be unreasonably withheld). Pharmavene shall have the right to join such suit, and shall pay its own fees and costs if it chooses to do so. Pharmavene shall join as a necessary party in any such suit if required to do so by applicable law. If Pharmavene is joined as a necessary party without its consent, Athena will pay reasonable fees and costs actually incurred by Pharmavene upon the presentation of detailed invoices. Athena will keep Pharmavene reasonably apprised of the status and progress of any such litigation.

          If Athena does not, within one hundred twenty (120) days of recept of written request to do so from Pharmavene, abate the infringement or file suit to enforce the Patent Rights against at least one infringing party, Pharmavene shall have the right to take or refrain from taking the same actions in such enforcement action regarding the Patent Rights as Athena has under the previous paragraph and retain any recovery, and Pharmavene shall consider, in good faith, the interests of Athena in so doing. Pharmavene will keep Athena reasonably apprised of the status and progress of any such litigation. At any time after receipt of notice of Pharmavene's intent to file any such suit under this Section, Athena shall have the right to join in such suit and shall pay its own fees and costs if it chooses to do so.

          Athena shall have the right to credit fifty percent (50%) of its expenses (including reasonable attorneys' fees and costs) incurred by Athena and its Affiliates in the filing and prosecution, defense or settlement of any suit or other enforcement action, against any royalties or Net Revenues owing to Pharmavene under this Agreement, until such time as Athena has taken a credit equal to the aggregate amount of such expenses; provided that royalties due Pharmavene hereunder may not be reduced in any Accounting Period to less than fifty percent (50%) of royalties otherwise payable hereunder. This paragraph shall apply to the defense of any infringement action brought by a third party as well as to any suit or claim initiated by Athena or Pharmavene.

          All amounts recovered upon the final judgment or settlement of any such suit or other enforcement action by Athena regarding the Patent Rights shall be shared as follows: first, to Pharmavene and Athena, pro rata, for reimbursement of expenses (including deductions of Pharmavene royalties taken by Athena) actually incurred by each of them in accordance with this Agreement in the infringement proceeding to which the settlement or recovery relates (to the extent not already recovered by Athena by credits, as provided in the above paragraph); and thereafter, shared equally by the parties.

          Pharmavene and Athena shall fully cooperate with each other in the planning, filing and prosecution of any suit or other enforcement action hereunder and shall execute all such documents as may be reasonably requested by the other.

     11. CONFIDENTIAL INFORMATION. Except as otherwise provided in this Section, each party shall maintain in confidence all information of the other party (including samples) disclosed by the other party under this Agreement (the "Confidential Information"), and shall not use, disclose or grant the use of the Confidential Information of the other party, except on a need-to-know basis to its and its Affiliates' directors, officers, employees, permitted assignees, agents, consultants and contractors, to the extent such disclosure is reasonably necessary in connection with such party's activities as expressly authorized by the Agreement. To the extent that disclosure is authorized by the Agreement, prior to disclosure, each party hereto shall obtain agreement of any such person or entity to hold in confidence and not make use of the Confidential Information for any purpose other than those permitted by the Agreement. Each party shall notify the other promptly of any unauthorized use or disclosure of the other party's Confidential Information. The obligations of this Section shall survive any expiration or termination of this Agreement.

          (a) The confidentiality obligations contained above shall not apply to the extent that (i) the receiving party (the "Recipient") is required to disclose Confidential Information by law, order or regulation of a governmental agency or a court of competent jurisdiction, provided that the Recipient shall provide to the disclosing party written notice and sufficient opportunity to object to such disclosure or to request confidential treatment thereof; or (ii) the Recipient can demonstrate that (x) the Confidential Information was public knowledge at the time of such disclosure by the Recipient, or thereafter became public knowledge, other than as a result of actions of the Recipient, its affiliates or licensees in violation hereof; (y) the Confidential Information was rightfully known to or independently developed by the Recipient, its affiliates or licensees (as shown by its written records) prior to the date of disclosure to the Recipient by the other party hereunder; or (z) the Confidential Information was received by the Recipient, its affiliates or licensees on an unrestricted basis from a source unrelated to any party to the Agreement and not under a duty of confidentiality to the other party. Notwithstanding any other provision of this Agreement, during its term Athena or Pharmavene may disclose Confidential Information of the other necessary or useful to carry out and perform its obligations hereunder to any person or entity with whom Athena or Pharmavene, as the case may be, has entered or will enter into a confidentiality agreement solely for that purpose.

     12.  TERMS OF THE AGREEMENT AND USE OF NAME.  Except as set forth in
Section 11 above, Pharmavene and Athena shall not disclose any terms or conditions of the Agreement to any third party without the prior consent of the other party (including without limitation press releases) with consent not to be unreasonably withheld, unless required by law; provided that such disclosure may be made with advance notice but without consent in connection with a public or private financing.

     13.  REPRESENTATIONS, WARRANTIES AND COVENANTS.

          (a) Pharmavene represents and warrants that it has the full right and authority, and has taken all necessary corporate action, to enter into and perform this Agreement, and that doing so will not conflict with or create a default under any agreement or obligation binding on Pharmavene or any of the assets or property which are the subject of this Agreement. Pharmavene further warrants that it is the sole owner of the Patent Rights and the Trademark Rights listed in the attached Exhibit A. Exhibit A contains a complete and accurate listing, with dates of filing and date of issuance of the Patent Rights and the Trademark Rights, and such Patent Rights and the Trademark Rights as of the date of this Agreement are unencumbered by any lien, charge, claim or encumbrance.
In addition as of the date of this Agreement, Pharmavene is not aware of any assertion by a third party that such third party's patents or trademarks will be infringed by the manufacture, use or sale of Product which is the subject of the NDA or the use of the Trademark but Pharmavene has not made any special investigation in this respect.

          (b) Athena represents and warrants that it has the full right and authority, and has taken all necessary corporate action, to enter into and perform this Agreement, and that doing


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


so will not conflict with or create a default under any agreement or obligation binding on Athena or any of its assets or property.

     14. INDEMNITIES. Athena shall indemnify and hold Pharmavene (including its employees, officers, and directors) harmless from any third party claims, liabilities, costs or damages caused by any manufacturing, labeling, packaging, handling, storage, sale or distribution of Product by Athena or its Affiliates, or by any material breach of this Agreement, or gross negligence or willful misconduct by Athena. Pharmavene shall indemnify and hold Athena (including its employees, officers and directors) harmless for any third party claims, liabilities, costs, and damages resulting from Pharmavenes development work with respect to Product; or resulting from the manufacturing, labeling, packaging, handling, or storage by Pharmavene or its Affiliates, or by any material breach of this Agreement, or gross negligence or willful misconduct by Pharmavene. Each party agrees to notify the other promptly in writing of any event for which it claims indemnity under this section, and to cooperate reasonably in the defense of any such claim. Neither party shall settle any claim for which it claims indemnity hereunder without the prior written consent of the other, which shall not be unreasonably withheld.

     15.  MISCELLANEOUS.

          (a) FURTHER ASSURANCES. Athena and Pharmavene will take all further actions as are reasonably necessary in order to carry out the intent of this Agreement, including without limitation entering into further documents and, in Pharmavenes case, making available its technology, Know-How, information and data, if necessary for such purposes. Pharmavene will not take any action, including without limitation the withdrawal or amendment of any NDA, or the equivalent in any country of the Territory, which would affect the ability of Athena hereunder to manufacture, market, sell or distribute Product.


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

          (b) BOOKS AND RECORDS. Upon the advance written request of Pharmavene, Athena shall permit Pharmavene or its representative to have access during normal business hours to such of the records of Athena as may be reasonably necessary to verify the accuracy of the payment reports hereunder for any year ending not more than three years prior to the date of such request. If such an inspection shows that payments are inaccurate by more than five percent (5%), Athena shall pay the costs of such inspection.

          (c) NOTICES. Any consent, notice or report required or permitted to be given or made under the Agreement by one of the parties hereto to the other party shall be in writing, delivered personally or by facsimile (and promptly confirmed by personal delivery, U.S. first class mail or courier), U.S. first class mail or courier, postage prepaid (where applicable), addressed to such other party at its address indicated below, or to such other address as either party may notify the other in accordance with this Section, and (unless otherwise provided in this Agreement) shall be effective upon receipt by the addressee.

     If to Athena:       Athena Neurosciences, Inc.
                         800 Gateway Boulevard
                         South San Francisco, California  94080
                         Attention:  General Counsel
                         Facsimile:  (415) 875-3620

     If to Pharmavene:   Pharmavene, Inc.
                         1550 East Gude Drive
                         Rockville, Maryland 20850
                         Attention: CEO
                         Facsimile: (301) 838-2501

     cc:                 Carella, Byrne, Bain, Gilfillan,
                           Cecchi, Stewart & Olstein
                         6 Becker Farm Road
                         Roseland, NJ 07068
                         Attn: Elliot M. Olstein, Esq.
                         Facsimile: (201) 597-0250


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

          (d) GOVERNING LAW. The Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law principles thereof. If any part of this Agreement shall be found unenforceable by a court of competent jurisdiction, the remainder of the Agreement shall survive in full force and effect, and the unenforceable portion conformed to the parties' intent, to the greatest extent legally permitted.

          (e) ASSIGNMENT. Except as expressly provided herein, neither party shall assign its rights or obligations under this Agreement, including to an Affiliate, without the prior written consent of the other party hereto; PROVIDED, HOWEVER, that either party may, without such consent, assign the Agreement and its rights and obligations hereunder in connection with the transfer or sale of all or substantially all of its assets or business, or in the event of its merger or consolidation or change of control or similar transaction. In the event Athena desires to assign to an Affiliate, Pharmavene will consider, in good faith, such request.

          (f) WAIVERS AND AMENDMENTS. No change, modification, extension, termination or waiver of this Agreement shall be valid unless made in writing and signed by duly authorized representatives of the parties.

          (g) ENTIRE AGREEMENT. Except for a Confidentiality Agreement between the parties dated as of April 27, 1995, which remains in full force and effect according to its terms, this Agreement, together with the exhibits hereto, embodies the entire understanding between the parties and supersedes any prior understanding and agreements between and among them respecting the subject matter. Except for that Confidentiality Agreement, there are no representations, agreements, arrangements or understandings, oral or written, between the parties relating to the subject matter of the Agreement which are not fully expressed herein.

          (h) COUNTERPARTS. The Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          (i) INDEPENDENT CONTRACTOR. Athena and Pharmavene are independent contractors in the performance of their obligations under this Agreement, which shall not be interpreted or construed to create a partnership, joint venture, agency or other relationship between Pharmavene and Athena.

          (j) ARBITRATION. All disputes arising under the Agreement shall first be referred to the Presidents of each party, for good faith efforts at resolution. If such efforts are unavailing, any such dispute (other than with respect to the validity of intellectual property) shall be finally settled by arbitration under the Commercial Rules of the American Arbitration Association in effect at the time, by one or more arbitrator(s) appointed in accordance with such Rules. The award or judgment of the arbitrator(s) shall be final, binding and enforceable in a court of competent jurisdiction. The prevailing party in any arbitration or legal proceeding shall be entitled to recover its costs, including reasonable attorneys fees, from the other party as a part of any award or judgment.

     (k) FORCE MAJEURE. Neither party shall be held liable or responsible to the other party nor be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement when such failure or delay is caused by or results from causes beyond the reasonable control of the affected party including but not limited to fire, floods, earthquakes, embargoes, war, acts of war (whether war is declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, acts of God or acts, omissions or delays in acting by any governmental authority or the other party; provided that this provision shall not be applicable to events which extend beyond six (6) months.

     IN WITNESS WHEREOF, the parties have duly executed and delivered the Agreement as of the date first written above.

PHARMAVENE, INC.                        ATHENA NEUROSCIENCES,
                                             INC.



By:___________________________               By:___________________________

Name:_________________________               Name:_________________________

Title:________________________               Title:________________________

Date:_________________________               Date:_________________________

The information marked by [***] has been omitted pursuant to a request for confidential treatment. The omitted portion has been separately filed with the Commission.

                                    EXHIBIT A

     PATENT RIGHTS "Patent Rights" as used herein shall mean (a) the patent applications listed below, together with all corresponding foreign patent applications heretofore or hereafter filed or having legal force in any country; and (b) all patents that have issued or in the future issue from such applications, including utility, model and design patents and certificates of invention; and all divisionals, continuations, continuations-in-part, reissues, renewals, supplementary protection certificates, extensions or additions to any such patents.

U.S. Patent No. 5,326,570, issued July 5, 1994.
[****]


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